FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2005 (December 16, 2005)

Commission File Number: 0-15850

ANSELL LIMITED

(Translation of registrant’s name into English)

Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

This Form 6-K contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 as amended, and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words “anticipate,” “approach,” “begin,” believe,” “continue,” “expect,” “forecast,” “going forward,” “improved,” “likely,” “look forward,” “opportunity,” “outlook,” “plans,” “potential,” “proposal,” “should” and “would” and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company’s control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. Specifically, the ability of the Company to realize its ongoing commitment to increasing shareholder value through its ongoing restructuring, asset dispositions, strategic review and implementation, and cost cutting initiatives, may be affected by many factors including: uncertainties and contingencies such as economic conditions both in the world and in those areas where the Company has or will have substantial operations; foreign currency exchange rates; pricing pressures on products produced by its subsidiaries; growth prospects; positioning of its business segments; future productions output capacity; and the success of the Company’s business strategies, including further structural and operational changes, business dispositions, internal reorganizations, cost cutting, and consolidations.

NEWS RELEASE

Ansell Limited

A.B.N. 89 004 085 330

Level 3, 678 Victoria Street

Richmond, Victoria 3121, Australia

GPO Box 772H Melbourne

Victoria 3001, Australia

Telephone (+613) 9270 7270

Facsimile (+613) 9270 7300

www.ansell.com

16 December, 2005

ANSELL ANNOUNCES THE SALE OF ITS INVESTMENT IN SOUTH PACIFIC TYRES

Ansell Limited and The Goodyear Tire & Rubber Company, have owned and operated the South Pacific Tyres Partnership in Australia and Joint Venture in New Zealand since 1987. South Pacific Tyres (SPT) is Australia’s largest manufacturer, wholesaler and retailer of tyres and related services. It operates via the Beaurepaire and Goodyear Tyre Service Centres’ Chains.

Ansell’s Chief Executive Officer Doug Tough today announced agreement had been reached with Goodyear as to the terms of Ansell’s exit from the SPT business. “This is a significant milestone” said Mr Tough, “as it marks the final sale of businesses from the Pacific Dunlop era and the completion of Ansell Limited’s strategic transition into a focussed global leader in the occupational, professional and consumer healthcare business”.

Pursuant to the agreed terms, Goodyear will purchase Ansell’s interest in SPT for A$53 million, resulting in an A$5 million non-cash write down from Ansell’s current carrying value of A$58 million. In addition, an outstanding loan to SPT will be repaid in full to Ansell, which with accrued interest, totals approximately A$69 million.

Ansell has agreed to a purchase price slightly below the current carrying value, in return for Goodyear assuming Ansell’s residual liability under the previous contractual put and call arrangements for environmental, tyre warranty and workers’ compensation costs relating to the SPT business going forward.

The final settlement, which is subject to the approval of the Foreign Investment Review Board, and receipt by Ansell of the full amount of A$122 million, is expected by 31 January 2006.

The Board, as part of Ansell’s balanced capital management strategy, today authorised an on market share buy-back program of up to A$100 million over the next 12 months.

For further information:

Media	Investors & Analysts
Australia	USA	Australia

Peter Brookes Cannings Tel: (+61) 0407 911 389 Email: pbrookes@cannings.net.au	Rustom Jilla Chief Financial Officer Tel: (+1 732) 345 5359 Email: rjilla@ansell.com	David Graham General Manager – Finance & Treasury Tel: (+61 3) 9270 7215 or (+61) 0401 140 749 Email: dgraham@ap.ansell.com

Ansell Ltd is a global leader in healthcare barrier protective products and in 2005 celebrates 100 years in its field. With operations in the Americas, Europe and Asia, Ansell employs more than 11,000 people worldwide and holds leading positions in the natural latex and synthetic polymer glove and condom markets. Ansell operates in three main business segments: Occupational Healthcare, supplying hand protection to the industrial market; Professional Healthcare, supplying surgical and examination gloves to healthcare professionals; and Consumer Healthcare, supplying sexual health products and consumer hand protection. Information on Ansell and its products can be found at http://www.ansell.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED
(Registrant)

By:	/s/ DAVID M. GRAHAM
Name:	DAVID M. GRAHAM
Title:	GENERAL MANAGER – FINANCE & TREASURY

Date: December 16, 2005